Exhibit (g)(5)

SCHEDULE II

To

Custody Agreement

METROPOLITAN WEST FUNDS

Metropolitan West Total Return Bond Fund

Metropolitan West Low Duration Bond Fund

Metropolitan West Alpha Trak 500 Fund

Metropolitan West High Yield Bond Fund (added June, 2002)

Metropolitan West Intermediate Bond Fund (added June, 2002)

Metropolitan West Strategic Income Fund (added June 2003)

Metropolitan West Ultra Short Term Bond Fund (added June 2003)